                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                      For the month of December, 1999
                                       --------------


                                AMVESCAP PLC
              -----------------------------------------------
              (Translation of registrant's name into English)


               11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
               ----------------------------------------------
                  (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F    X                    Form 40-F
                     -------                           -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes                              No       X
                  -------                           -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       -------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------

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AMVESCAP PLC
383801
IMMEDIATE RELEASE  10 DECEMBER 1999
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942



Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                              DEALINGS BY DIRECTORS


1)         NAME OF COMPANY                                     2)        NAME OF DIRECTOR

           AMVESCAP PLC                                                  ROBERT H. GRAHAM
 ....................................................................................................
3)         Please state whether                                4)        Name of the registered
           notification indicates                                        holder(s) and, if more
           that it is in respect                                         than one holder, the
           of holding of the                                             number of shares held
           Director named in 2                                           by each of them. (If
           above or holding of                                           notified).
           that person's spouse
           or children under the
           age of 18 or in respect
           of a non-beneficial interest.

           NOTIFICATION IS IN RESPECT
           OF THE DIRECTOR NAMED IN                                      -
           2 ABOVE.
 ....................................................................................................
5)         Please state whether                                6)        Please state the nature
           notification relates to                                       of the transaction and
           a person(s) connected                                         the nature and extent of
           with the Director named                                       the directors interest
           in 2 above and identify                                       in the transaction.
           the connected person(s).

           AS 3 ABOVE                                                    GIFTS TO CHARITIES FROM
                                                                         BENEFICIAL HOLDING.
 ....................................................................................................
7)         Number of shares/amount                             8)           (   . %)
           of stock purchased                                               of issued Class

                  -
 ....................................................................................................
9)         Number of shares/amount                             10)           (0.04%)
           of stock disposed                                               of issued Class

                295,000
 ....................................................................................................
11)        Class of security                                   12)       Price per share

           ORDINARY SHARES                                               SHARES GIFTED TO
                                                                         CHARITIES
 ....................................................................................................


13)        Date of transaction                                 14)       Date company informed

           10 DECEMBER 1999                                              10 DECEMBER 1999
 ....................................................................................................
15)        Total holding following                             16)       Total percentage holding
           this notification                                             of issued class following
                                                                         this notification

           31,076,221                                                    4.61%
 ....................................................................................................
                             IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                                             COMPLETE THE FOLLOWING BOXES
 ....................................................................................................
17)        Date of grant                                       18)       Period during which or
                                                                         date on which exercisable

               -                                                                 -
 ....................................................................................................
19)        Total amount paid (if any)                          20)       Description of shares or
           for grant of the option                                       debentures involved:
                                                                         class, number

               -                                                               -
 ....................................................................................................
21)        Exercise price (if fixed                            22)       Total number of shares or
           at time of grant) or                                          debentures over which
           indication that price is                                      options held following
           to be fixed at time of                                        this notification
           exercise

               -                                                               -
 ....................................................................................................
23)        Any additional information                          24)       Name of contact and tele-
                                                                         phone number for queries

               -                                                         MICHAEL S. PERMAN
                                                                         0171-454 3942
 ....................................................................................................
25)        Name and signature of                                         MICHAEL S. PERMAN
           authorised company                                            AMVESCAP PLC
           official responsible                                          COMPANY SECRETARY
           for making this
           notification

           Date of Notification   10 DECEMBER 1999
 ....................................................................................................

                                 SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   AMVESCAP PLC
                                            --------------------------
                                                   (Registrant)


Date  10 December, 1999                 By    /s/ MICHAEL S. PERMAN
      -----------------                     --------------------------
                                                   (Signature)


                                             Michael S. Perman
                                             Company Secretary